Exhibit (a)(9)

Scholastic Corporation Announces Final Results of Modified Dutch Auction Tender Offer

New York, NY April 23, 2026 – Scholastic Corporation (the “Company” or “Scholastic”) (Nasdaq: SCHL), the global children’s publishing, education and media company, today announced the final results of its “modified Dutch Auction” tender offer for shares of its common stock, which expired at 5:00 p.m., New York City time, on April 20, 2026.

Based on the final count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 2,834,018 shares of Scholastic’s common stock, par value $0.01 per share (each share of Scholastic’s common stock, a “Share,” and collectively, “Shares”), were properly tendered and not properly withdrawn at or below the purchase price of $40.00 per Share, including 989,343 Shares that were tendered by notice of guaranteed delivery.

Scholastic has accepted for purchase a total of 2,834,018 Shares through the tender offer at a price of $40.00 per Share, for an aggregate cost of $113,360,720.00, excluding fees and expenses relating to the tender offer. The total of 2,834,018 Shares that Scholastic has accepted for purchase represents approximately 13.7% of the total number of Shares outstanding as of April 19, 2026.

J.P. Morgan Securities LLC served as the dealer manager for the tender offer. Georgeson LLC served as the information agent. Holders of common stock who have questions or need information about the tender offer may call Georgeson LLC at (866) 539-9980 (toll free). Banks and brokers may call Georgeson at (866) 539-9980 or J.P. Morgan Securities LLC at (877) 371-5947 (toll free).

About Scholastic

For more than 100 years, Scholastic Corporation (Nasdaq: SCHL) has been meeting children where they are – at school, at home and in their communities – by creating quality content and experiences, all beginning with literacy. Scholastic delivers stories, characters, and learning moments that empower all kids to become lifelong readers and learners through bestselling children’s books, literacy- and knowledge-building resources for schools including classroom magazines, and award-winning, entertaining children’s media. As the world’s largest publisher and distributor of children’s books through school-based book clubs and book fairs, classroom libraries, school and public libraries, retail, and online, and with a global reach into more than 135 countries, Scholastic encourages the personal and intellectual growth of all children, while nurturing a lifelong relationship with reading, themselves, and the world around them. Learn more at www.scholastic.com.

Forward-Looking Statements

This news release contains certain forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties, including the conditions of the children’s book and educational materials markets generally and acceptance of the Company’s products within those markets, and other risks and factors identified from time to time in the Company’s filings with the Securities and Exchange Commission. Actual results could differ materially from those currently anticipated.

SCHL: Financial

Contact: Scholastic Corporation

Investors: Mary Garofalo, (212) 343-6741, investor_relations@scholastic.com

Media: Anne Sparkman, (212) 343-6657, asparkman@scholastic.com